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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                GIANT FOOD INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             KONINKLIJKE AHOLD N.V.
                                 (ROYAL AHOLD)
                                    (BIDDER)

                            ------------------------

                CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   374478105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            MR. PAUL P.J. BUTZELAAR
                             KONINKLIJKE AHOLD N.V.
                               ALBERT HEIJNWEG 1
                        1507 EH ZAANDAM, THE NETHERLANDS
                               011-31-75-6598111

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:

                           MAUREEN S. BRUNDAGE, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

                           CALCULATION OF FILING FEE
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
              Transaction valuation*                              Amount of Filing Fee**
                  $2,606,281,185                                        $521,256.79

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 59,914,510 shares of Class A Common Stock, par value $1.00 per share, at a price per share of U.S. $43.50.

** 1/50th of 1% of Transaction Valuation
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                             Filing Party:

Form or Registration No.:                           Date Filed:

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

                                 SCHEDULE 14D-1

-------------------------
  CUSIP No. 80223310
-------------------------
----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Koninklijke Ahold N.V.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
     2      (b)  [ ]
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            SEC USE ONLY
     3
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            SOURCE OF FUNDS
     4
            BK
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(e) or 2(f)                                                      [ ]
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            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            The Netherlands
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     7      PERSON
            0
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     8      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
     9
            0.0%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    10
            CO
----------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) This statement relates to the Class A Common Stock, par value $1.00 per share, of Giant Food Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 6300 Sheriff Road, Landover, Maryland, 20785.

     (b) This statement relates to the offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstaad) (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock, par value $1.00 per share, of the Company (the "Shares"), at a price of $43.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, dated May 19, 1998 (the "Offer to Purchase"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(7). Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sale prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) As noted in Item 1(a), the Purchaser is a public company with limited liability, incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstaad). The information set forth in
Section 8 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference. The name, business addresses, present principal occupations or employment and material occupations, positions, offices or employment during the last five years and citizenship of the members of the Supervisory Board, the Corporate Executive Board and the executive officers of the Purchaser are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e), (f) During the last five years, neither the Purchaser nor, to the best of the Purchaser's knowledge, any of the persons listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction" and Sections 8 ("Certain Information Concerning the Purchaser"), 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the "Introduction" and Sections 10 ("Background of the Offer; Contacts with the Company"), 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement"), 12 ("Dividends and Distributions") and 13 ("Effect of the Offer on the

Market for Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Sections 8 ("Certain Information Concerning the Purchaser") and 10 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction" and Sections 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; Stock Purchase Agreement; Sainsbury Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 9 ("Source and Amount of Funds") and Section 13 ("Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Stock Purchase Agreement dated as of May 19, 1998 between Koninklijke Ahold N.V. and The 1224 Corporation, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(3) respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT                                                                    NUMBERED
    NUMBER                              DESCRIPTION                            PAGES
   -------                              -----------                           --------
Exhibit (a)(1)  Offer to Purchase. .........................................
Exhibit (a)(2)  Letter of Transmittal. .....................................
Exhibit (a)(3)  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees. ..............................
Exhibit (a)(4)  Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients. ......
Exhibit (a)(5)  Press Release, dated May 19, 1998, announcing the tender offer. .....................................................
Exhibit (a)(6)  Form of newspaper advertisement, dated May 20, 1998, published in The Wall Street Journal. ......................
Exhibit (a)(7)  Notice of Guaranteed Delivery. .............................
Exhibit (a)(8)  Guidelines for Substitute Form W-9. ........................
Exhibit (b)(1)  Commitment Letter, dated May 18, 1998 between ABN AMRO Bank
                NV and Koninklijke Ahold N.V. ..............................
Exhibit (b)(2)  US$1,000,000,000 Multicurrency Revolving Credit Agreement,
                made on 18 December 1996 between Koninklijke Ahold N.V.,
                Ahold USA Holdings, Inc. and a syndicate of banks headed by
                ABN Amro Bank N.V.
Exhibit (c)(1)  Confidentiality Agreement, made as of February 2, 1998, between Koninklijke Ahold N.V. and The 1224 Corporation. ...
Exhibit (c)(2)  Exclusivity Agreement, dated April 27, 1998, between
                Koninklijke Ahold N.V. and The 1224 Corporation. ...........
Exhibit (c)(3)  Stock Purchase Agreement, dated as of May 19, 1998, between
                Koninklijke Ahold N.V. and The 1224 Corporation. ...........
Exhibit (d)     None. ......................................................
Exhibit (e)     Not applicable. ............................................
Exhibit (f)     None. ......................................................

                                   SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated: May 19, 1998                       KONINKLIJKE AHOLD N.V.

                                          By: /s/ PAUL P.J. BUTZELAAR

                                            ------------------------------------
                                            Name: Paul P.J. Butzelaar
                                            Title:  Senior Vice President
                                                and General Counsel

                                 EXHIBIT INDEX

   EXHIBIT                                                                    NUMBERED
    NUMBER                              DESCRIPTION                            PAGES
   -------                              -----------                           --------
Exhibit (a)(1)  Offer to Purchase. .........................................
Exhibit (a)(2)  Letter of Transmittal. .....................................
Exhibit (a)(3)  Form of letter to brokers, dealers, commercial banks, trust companies and other nominees. ..............................
Exhibit (a)(4)  Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients. ......
Exhibit (a)(5)  Press Release, dated May 19, 1998, announcing the tender offer. .....................................................
Exhibit (a)(6)  Form of newspaper advertisement, dated May 20, 1998, published in The Wall Street Journal. ......................
Exhibit (a)(7)  Notice of Guaranteed Delivery. .............................
Exhibit (a)(8)  Guidelines for Substitute Form W-9. ........................
Exhibit (b)(1)  Commitment Letter, dated May 18, 1998 between ABN AMRO Bank
                NV and Koninklijke Ahold N.V. ..............................
Exhibit (b)(2)  US$1,000,000,000 Multicurrency Revolving Credit Agreement,
                made on 18 December 1996 between Koninklijke Ahold N.V.,
                Ahold USA Holdings, Inc. and a syndicate of banks headed by
                ABN Amro Bank N.V. .........................................
Exhibit (c)(1)  Confidentiality Agreement, made as of February 2, 1998, between Koninklijke Ahold N.V. and The 1224 Corporation. ...
Exhibit (c)(2)  Exclusivity Agreement, dated April 27, 1998, between
                Koninklijke Ahold N.V. and The 1224 Corporation. ...........
Exhibit (c)(3)  Stock Purchase Agreement, dated as of May 19, 1998, between
                Koninklijke Ahold N.V. and The 1224 Corporation. ...........
Exhibit (d)     None. ......................................................
Exhibit (e)     Not applicable. ............................................
Exhibit (f)     None. ......................................................